FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 30, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES
I. Corporate Information
(1) Consolidated Financial Summary
(2) Number of Employees
II. The Business
(1) Operating Results
(2) Managerial Issues to be Addressed
(3) R&D Expenditure
III. Property, Plant, and Equipment
(1) Major Capital Investment
(2) Prospect of Capital Investment in fiscal 2003
IV. Shares
(1) Shares
(2) Major Shareholders
(3) Stock Price Transition
V. Financial Statements

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date	September 30, 2003	By	/s/ Shunji Onda (Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Semiannual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

[English summary with full translation of consolidated financial information]

Semiannual Report filed with the Japanese government
pursuant to the Securities and Exchange Law of Japan

For the six months ended
June 30, 2003

CANON INC.
Tokyo, Japan

CONTENTS

		Page.

I	Corporate Information	3
	(1) Consolidated Financial Summary	3
	(2) Number of Employees	3
II	The Business	4
	(1) Operating Results	4
	(2) Managerial Issues to be Addressed	7
	(3) R&D Expenditure	7
III	Property, Plant and Equipment	7
	(1) Major Capital Investment	7
	(2) Prospect of Capital Investment in fiscal 2003	7
IV	Shares	8
	(1) Shares	8
	(2) Major Shareholders	8
	(3) Stock Price Transition	8
V	Financial Statements	9

Disclaimer Regarding Forward-Looking Statements

This semiannual report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. and its subsidiaries. To the extent that statements in this semiannual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this semiannual report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of exchange rate fluctuations; uncertainty as to economic condition, in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; uncertainty as to the recovery of computer and related markets; uncertainty of recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

Note:	Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of Yen (except per share amounts)

	Six months ended June 30			Year ended December 31

	2001	2002	2003	2001	2002

Net sales	1,473,975	1,384,483	1,535,588	2,907,573	2,940,128
Income before income taxes	168,622	127,195	215,506	281,566	330,017
Net income	100,063	73,205	127,767	167,561	190,737
Stockholders’ equity	1,398,000	1,499,994	1,745,017	1,458,476	1,591,950
Total assets	2,827,275	2,764,509	3,120,088	2,844,756	2,942,706
Net assets per share (Yen)	1,595.72	1,710.86	1,986.32	1,664.52	1,813.65
Earnings per share: basic (Yen)	114.26	83.51	145.55	191.29	217.56
Earnings per share: diluted (Yen)	112.67	82.46	143.99	188.70	214.80
Stockholders’ equity to total assets (%)	49.4	54.3	55.9	51.3	54.1
Cash flows from operating activities	178,180	202,917	228,300	305,752	448,950
Cash flows from investing activities	(106,624)	(130,666)	(111,328)	(192,592)	(230,220)
Cash flows from financing activities	(69,662)	(119,933)	(46,688)	(121,228)	(183,714)
Cash and cash equivalents at end of period	487,257	445,206	591,130	506,234	521,271
Number of employees	94,625	97,382	100,308	93,620	97,802

Notes:
1	The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.
2	Consumption tax is excluded from the stated amount of Net sales.

(2)	Number of Employees

Canon’s number of employees by product group are summarized as follows:

Number of Employees by Product Group	As of June 30, 2003

Business Machines	67,774
Cameras	14,927
Optical and other products	12,840
Corporate	4,767

Total	100,308

II.	The Business

(1)	Operating Results

Looking back at the global economy in the first half of 2003, the U.S. economy showed sluggish growth in consumer spending and capital investment although signs of an economic upturn appeared during the latter half of the six-month period. The economies of Europe were relatively flat due to restrained exports resulting from the stagnant U.S. economy and the appreciation of the euro, while Asian economies achieved only moderate growth due to the adverse effects caused by the spread of Severe Acute Respiratory Syndrome (SARS). The Japanese economy remained flat, showing no signs of an upward trend in consumer spending and capital investment.

As for the markets in which the Canon Group operates, the digital camera market continued to show robust growth while digital copying machines and computer peripherals struggled amid severe price competition. In the field of optical equipment, the market for semiconductor-production equipment remained sluggish while the market for projection aligners used in the production of liquid crystal displays (LCDs) expanded, fueled by increased demand for LCD televisions. The average value of the yen for the half was ¥118.70 to the U.S. dollar and ¥131.46 to the euro, representing a year-on-year increase of 9% against the dollar, and decrease of 11% against the euro.

Amid these conditions, Canon’s consolidated net sales for the first half increased by 10.9% from the year-ago period to ¥1,535.6 billion, boosted by a significant rise in sales of digital cameras, along with a recovery in sales of semiconductor-production equipment and laser beam printers, which had suffered a large drop in the first half of the previous year due to inventory adjustment by our OEM partner. On a half-year basis, net income recorded an all-time high of ¥127.8 billion, a year-on-year increase of 74.5%. The gross profit ratio for the half was 50.5%, surpassing the 50% mark for the first time ever, representing a 3.5% improvement from the 47.0% mark achieved a year ago. This achievement was made possible through Canon’s R&D reforms, which have supported the timely launch of competitive new products, and cost savings realized through sustained production reforms and the overseas shifting of production. Selling, general and administrative expenses rose 9.7% year on year for the first half which was within the increase of sales, as R&D expenditures increased by ¥15.2 billion to ¥125.7 billion along with increases in advertising and sales-promotion spending. Consequently, operating profit in the first half totaled ¥216.0 billion, a substantial increase of 54.2%. Other income improved by ¥12.4 billion through reduced currency exchange losses. As a result, income before income taxes in the first half totaled ¥215.5 billion, a year-on-year increase of 69.4%. At the end of March 2003, an amendment to the Japanese tax regulations was announced that would introduce an added value component and capital component standard to a portion of enterprise tax. As a result, the standard Japanese income tax rate will be reduced from the 2005 fiscal year. Although tax expenses increased temporarily following a reduction in deferred tax assets as a result of this amendment, with the increased tax credit for R&D expenses as well as the solid performance by the company’s overseas subsidiaries, the effective tax rate during the half decreased by 2.1% compared with the previous year. Consequently, net income in the first half of 2003 totaled ¥127.8 billion, a year-on-year increase of 74.5%.

Basic earnings per share for the first half was ¥145.55, a year-on-year increase of ¥62.04.

Canon’s semiannual results by business segment are summarized as follows:

In the business machine segment, Canon’s powerful imageRUNNER(iR)-series lineup of digital networked black-and-white multifunction copying machines realized healthy sales growth worldwide. In particular, the low-end iR 1600 series continued to record strong sales during the term. Among digital networked color copying machines, the iR C3200/iR C3200N, released domestically at the end of last year, has been well received in both Japan and abroad, which also contributed to increased sales of office imaging products. Overall, sales of office imaging products for the half realized a year-on-year increase of 3.0%. In the field of computer peripherals, sales of laser beam printers, which had dropped significantly during the same period of the previous year due to inventory adjustment by our OEM partner, showed robust growth as a result of a recovery in orders. Sales of inkjet printers, however, dipped slightly despite continued favorable sales of the i550 and i850 models, and strong performances by such new products as the MultiPASS MP700/MP730 multifunction inkjet systems and the portable i70 color printer, reflecting stagnant market demand for personal computers and the effects of severe price competition. As a result, sales of computer peripherals in the first half increased by 11.5%. Sales of business information products, including computers, micrographics and calculators, decreased by 18.3% due to declining personal computer sales. Consequently, first half sales of business machines overall totaled ¥1,128.0 billion, a 5.3% increase year on year. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to a 4.4% improvement in the operating profit margin, a substantial increase in sales volume for laser beam printers boosted first-half operating profit by 33.5% year on year to ¥237.4 billion.

Within the camera segment, amid the continued strong demand for digital models worldwide, Canon launched in the first half of last year several new compact digital cameras to strengthen its line-up, including five new PowerShot-series models and two new Digital ELPH-series models, which have contributed to a significant increase in sales. Canon’s digital SLR models also achieved strong sales growth, namely the EOS 10D, which was introduced as a more affordable model. Sales of conventional film cameras, however, continued to slip during the quarter amid the increasing popularity of digital models and price competition. Sales of digital video camcorders were healthy with the introduction of such new products as the mega-pixel model FV M10, which contributed to the realization of a strong product lineup. As a result, camera sales overall continued to show strong growth, reaching ¥283.8 billion for the first half, an increase of 34.3% from the year-ago period. Operating profit for the camera segment appreciably advanced 77.5% to ¥49.8 billion, attributable to the rapid growth in sales of digital cameras and digital video camcorders, along with the effects of cost savings initiatives, which resulted in a 4.2% improvement in the operating income ratio.

In the optical and other products segment, despite the continued restrained capital spending for semiconductor production equipment by memory device manufacturers during the term, sales increased by 22.1% to ¥123.8 billion, boosted by a substantial increase in sales of aligners for the production of LCDs, reflecting the shift from CRT computer displays to LCD monitors, along with the expansion of the LCD television market. Optical and other products, however, suffered an operating loss of ¥1.2 billion for the half, a slight improvement from the ¥8.5 billion operating loss recorded for the corresponding period of the previous year.

Semiannual results by domestic and overseas company location are summarized as follows:

Japan

Sales in Japan increased 8.0% from the previous period to ¥413.5 billion, mainly due to expanded sales in digital copying machine, color copying machine and digital camera. This was despite a decline in sales of personal computer. Geographical operating profit rose 43.5% from the previous period to ¥242.2 billion.

Americas

Sales increased 10.8% from the previous period to ¥511.6 billion. The negative impact of a decline in inkjet printer and office-used copying machine sales was offset by increased sales of laser beam printer and digital cameras. Geographical operating profit also rose by 49.7% from the previous period to ¥30.3 billion.

Europe

Sales increased 14.9% from the previous period to ¥464.0 billion. Sales of digital camera and laser beam printer showed steady growth, while the average value of yen remained to stay weak against the euro. Geographical operating profit rose sharply by 97.7% from the previous period to ¥14.3 billion.

Asia and others

Sales increased 7.7% from the previous period to ¥146.5 billion, mainly due to an increase in semiconductor production equipment and digital camera sales. Geographical operating profit also rose by 21.6% from the previous period to ¥8.7 billion.

Cash Flows

Cash and cash equivalents increased by ¥69.9 billion from the end of the previous year, to ¥591.1 billion at the end of the first half of 2003.

Cash flows from operating activities

Cash flow from operating activities in the first half of 2003 increased by ¥25.4 billion from the previous period to ¥228.3 billion, reflecting substantial net income growth, as well as an increase in depreciation.

Cash flows from investing activities

Cash flows from investing activities totaled ¥111.3 billion, a decrease of ¥19.3 billion from the previous period, as capital expenditure totaled ¥109.8 billion, which was used mainly to expand production capabilities in both domestic and overseas regions. Also consists is a ¥12.7 billion outlay for the acquisition of Sumitomo Metal System Solutions Co. Ltd., now Canon System Solutions Inc.

Cash flows from financing activities

Cash flow from financing activities recorded an outlay of ¥46.7 billion, a decrease of ¥73.2 billion from the previous period, mainly resulting from active efforts to repay short-term loans toward the goal of improving Canon’s financial position.

As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, remained positive at ¥117.0 billion.

(2)	Managerial Issues to be Addressed

There were no significant changes or new developments in Canon’s managerial and financial issues to be addressed during the first half of 2003.

(3)	R&D Expenditure

Canon has positioned 2003, the third year of Phase II (2001-2005) of the “Excellent Global Corporation Plan”. Canon has been making efforts to build R&D capacity which enables us to acquire a top share in every main business area and to create new business opportunities one after another by the year of 2005. Canon’s R&D expenditures for the six months ended June 30, 2003 totaled ¥125,732 million.

R&D expenditures by product group are summarized as follows:

	Millions of Yen

	Six months ended June 30

R&D Expenditure by Product Group	2003	2002

Business Machines	58,456	55,434
Cameras	15,528	12,983
Optical and other products	12,318	9,760
Corporate	39,430	32,398

Total	125,732	110,575

III.	Property, Plant, and Equipment

(1)	Major Capital Investment

There were no significant changes to the status of existing major capital investment during the first half of 2003.

(2)	Prospect of Capital Investment in fiscal 2003

There were no significant changes for the plans for new construction and retirement of capital investment, originally made at the end of the previous year, during the first half of 2003. Also, there were no significant additional plans for new construction or retirement of capital investment, during the first half of 2003.

IV.	Shares

(1)	Shares

Total number of authorized shares is 2,000,000,000 shares. The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Frankfurt and New York stock exchanges. Total issued shares, common stock and number of shareholders are as follows:

	As of December 31,	Increase/Decrease	As of June 30,
	2002	during This Term	2003

Total issued shares (share)	879,136,244	855,710	879,991,954
Common stock (Millions of yen)	167,242	641	167,883

Note:	The increase of the total issued shares during this term reflects the conversion of convertible shares.

(2)	Major Shareholders

		(as of June 30, 2003)
	Number of shares held	Number of shares held to
	(thousands of shares)	Number of shares issued

State Street Bank and Trust Company	61,349	6.97%
The Dai-Ichi Mutual Life Insurance Co.	59,591	6.77%
Japan Trustee Services Bank, Ltd. (Trust Account)	52,157	5.93%
The Master Trust Bank of Japan, Ltd. (Trust Account)	40,772	4.63%
Mizuho Corporate Bank, Ltd.	32,784	3.73%
The Chase Manhattan Bank, N.A. London	29,188	3.32%
Boston Safe Deposit BSDT Treaty Clients Omnibus	25,097	2.85%
Moxley and Co.	24,451	2.78%
The Chase Manhattan Bank, N.A. London Secs	23,455	2.66%
Lending Omnibus Account
UFJ Trust Bank Ltd. (Trust Account A)	16,685	1.90%

		(as of December 31, 2002)
	Number of shares held	Number of shares held to
	(thousands of shares)	Number of shares issued

The Dai-Ichi Mutual Life Insurance Co.	59,090	6.72%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,428	5.50%
The Master Trust Bank of Japan, Ltd. (Trust Account)	46,034	5.24%
State Street Bank and Trust Company	39,905	4.54%
Mizuho Corporate Bank, Ltd.	32,784	3.73%
Euroclear Bank SA/NV	30,791	3.50%
The Chase Manhattan Bank, N.A. London	28,838	3.28%
Boston Safe Deposit BSDT Treaty Clients Omnibus	24,270	2.76%
Moxley and Co.	23,783	2.71%
The Chase Manhattan Bank, N.A. London Secs	23,373	2.66%
Lending Omnibus Account

(3)	Stock Price Transition

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2003:

	(Yen)

	January	February	March	April	May	June

High	4,730	4,390	4,530	4,820	5,070	5,820
Low	4,060	4,130	3,910	4,050	4,590	5,020

V.	Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and its Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets
as of June 30, 2002 and 2003, and December 31, 2002

	Millions of yen

	June 30
			December 31
	2002	2003	2002

Assets
Current assets:
Cash and cash equivalents	445,206	591,130	521,271
Marketable securities (note 2)	7,258	1,414	7,255
Notes Receivable	31,618	29,929	26,456
Accounts Receivable	414,717	482,379	484,162
Allowance for doubtful receivable	(11,602)	(15,113)	(12,031)
Finished goods	284,398	310,861	288,592
Work in process	126,690	149,522	127,769
Raw materials	16,295	15,531	15,890
Prepaid expenses and other current assets	226,140	266,505	245,610

Total current assets	1,540,720	1,832,158	1,704,974

Noncurrent receivables (note 7)	20,392	17,089	20,568
Investments
Investments in Affiliated Companies	29,757	26,583	30,007
Other (notes 2 and 3)	37,591	39,534	34,030

Total Investments	67,348	66,117	64,037
Property, plant and equipment (note 3)
Land	168,433	177,294	167,848
Buildings	735,878	769,564	743,473
Machinery and equipment	944,114	992,217	962,037
Construction in progress	30,905	20,317	34,640

Subtotal	1,879,330	1,959,392	1,907,998
Accumulated depreciation	(1,048,952)	(1,104,216)	(1,077,694)

Net Property, plant and equipment	830,378	855,176	830,304
Other Assets	305,671	349,548	322,823

Total assets	2,764,509	3,120,088	2,942,706

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 3)	52,624	32,311	47,748
Long-term debt due within one year (note 3)	51,223	27,117	19,006
Notes Payable	70,813	49,535	62,894
Accounts Payable	311,671	370,152	345,570
Income Taxes	41,371	76,153	80,169
Accrued expenses	141,935	173,417	154,621
Other current liabilities	77,257	99,310	91,832

Total current liabilities	746,894	827,995	801,840

Long-term debt, excluding current installments (note 3)	87,136	86,188	81,349
Accrued pension and severance cost	251,341	271,805	285,129
Other noncurrent liabilities	19,729	30,735	26,193

Total liabilities	1,105,100	1,216,723	1,194,511

	Millions of yen

	June 30
			December 31
	2002	2003	2002

Minority interests	159,415	158,348	156,245
Stockholders’ equity:
Common stock	165,651	167,883	167,242
(Authorized shares)	(2,000,000,000)	(2,000,000,000)	(2,000,000,000)
(Issued shares)	(877,011,997)	(879,991,954)	(879,136,244)
Additional paid-in capital	393,871	394,846	394,088
Retained earnings
Legal reserve	38,832	39,759	38,803
Retained earnings	1,057,846	1,275,896	1,164,445

Total Retained earnings	1,096,678	1,315,655	1,203,248
Accumulated other comprehensive income (loss) (notes 2, 4 and 6)	(155,003)	(126,644)	(166,467)
Treasury stock at cost	(1,203)	(6,723)	(6,161)
(Number of shares)	(263,504)	(1,476,311)	(1,373,557)

Total stockholders’ equity	1,499,994	1,745,017	1,591,950

Total liabilities and stockholders’ equity	2,764,509	3,120,088	2,942,706

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income
for the six months ended June 30, 2002 and 2003, and fiscal year ended December 31, 2002

	Millions of yen

	Six months ended
	June 30		Year ended
			December 31
	2002	2003	2002

Net sales	1,384,483	1,535,588	2,940,128
Cost of sales	734,221	759,714	1,540,097

Gross profit	650,262	775,874	1,400,031
Selling, general and administrative expenses	510,234	559,900	1,053,672

Operating profit	140,028	215,974	346,359
Other income (deductions):
Interest and dividend income	4,734	4,630	9,198
Interest expense	(3,482)	(2,650)	(6,788)
Other, net	(14,085)	(2,448)	(18,752)

	(12,833)	(468)	(16,342)

Income before income taxes and minority interests	127,195	215,506	330,017
Income taxes	51,539	82,801	134,703

Income before minority interests	75,656	132,705	195,314
Minority interests	2,451	4,938	4,577

Net income	73,205	127,767	190,737

	Yen

Earnings per share (notes 1(r) and 5):
Basic	83.51	145.55	217.56
Diluted	82.46	143.99	214.80
Dividends per common share	12.50	15.00	30.00

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity
for the six months ended June 30, 2002 and 2003, and fiscal year ended December 31, 2002

	Millions of yen

	Six months ended
	June 30		Year ended
			December 31
	2002	2003	2002

Common stock:
Balance at beginning of year	165,287	167,242	165,287
Conversion of convertible debt	364	641	1,955

Balance at end of period	165,651	167,883	167,242

Additional paid-in capital:
Balance at beginning of year	392,456	394,088	392,456
Conversion of convertible debt and other	363	640	1,953
Share issued for acquisition of minority interest	456	—	1,052
Capital transactions by consolidated subsidiaries	596	118	(1,373)

Balance at end of period	393,871	394,846	394,088

Legal reserve:
Balance at beginning of year	38,330	38,803	38,330
Transfers from retained earnings	502	956	477
Other	—	—	(4)

Balance at end of period	38,832	39,759	38,803

Retained earnings:
Balance at beginning of year	997,848	1,164,445	997,848
Net income for the period	73,205	127,767	190,737
Cash dividends	(12,705)	(15,360)	(23,663)
Transfers to legal reserve	(502)	(956)	(477)

Balance at end of period	1,057,846	1,275,896	1,164,445

Accumulated other comprehensive income (loss) (notes 2, 4 and 6):
Balance at beginning of year	(135,168)	(166,467)	(135,168)
Other comprehensive income (loss) for the period, net of tax	(19,835)	39,823	(31,299)

Balance at end of period	(155,003)	(126,644)	(166,467)

Treasury stock:
Balance at beginning of year	(277)	(6,161)	(277)
Purchase	(926)	(562)	(5,884)

Balance at end of period	(1,203)	(6,723)	(6,161)

Total stockholders’ equity	1,499,994	1,745,017	1,591,950

Disclosure of comprehensive income:
Net income for the period	73,205	127,767	190,737
Other comprehensive income (loss) for the period, net of tax (note 4)	(19,835)	39,823	(31,299)

Total comprehensive income for the period	53,370	167,590	159,438

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
for the six months ended June 30, 2002 and 2003, and fiscal year ended December 31, 2002

	Millions of yen

	Six months ended
	June 30		Year ended
			December 31
	2002	2003	2002

Net income	73,205	127,767	190,737
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,945	85,094	165,260
Loss on disposal of property, plant and equipment	6,609	7,041	13,137
Deferred income taxes	938	555	(1,788)
Decrease (increase) in trade receivables	8,357	22,753	(47,077)
Decrease (increase) in inventories	11,237	(28,274)	14,029
Increase in trade payables	38,323	7,794	64,040
Increase (decrease) in income taxes	(23,583)	(4,534)	14,935
Increase in accrued expenses	2,794	8,632	12,901
Other, net	13,092	1,472	22,776

Net cash provided by operating activities	202,917	228,300	448,950

Cash flows from investing activities:
Capital expenditure	(104,906)	(109,793)	(198,702)
Proceeds from sale of property, plant and equipment	7,436	6,025	11,971
Payment for purchase of available-for-sale securities	(3,196)	(573)	(2,751)
Proceeds from sale of available-for-sale securities	959	6,655	1,099
Payment for purchase of other investments	(22,379)	(20,270)	(30,331)
Other	(8,580)	6,628	(11,506)

Net cash used in investing activities	(130,666)	(111,328)	(230,220)

Cash flows from financing activities:
Proceeds from long-term debt	3,197	1,154	10,609
Repayment of long-term debt	(10,877)	(11,168)	(60,690)
Decrease in short-term loans	(97,148)	(19,959)	(101,125)
Dividends paid	(12,705)	(15,360)	(23,663)
Payment for purchase of treasury stock	(926)	(186)	(5,884)
Other	(1,474)	(1,169)	(2,961)

Net cash used in financing activities	(119,933)	(46,688)	(183,714)

Effect of exchange rate changes on cash and cash equivalents	(13,346)	(425)	(19,979)

Net change in cash and cash equivalents	(61,028)	69,859	15,037
Cash and cash equivalents at beginning of year	506,234	521,271	506,234

Cash and cash equivalents at end of period	445,206	591,130	521,271

Supplementary Information
Cash paid during the period for:
Interest	3,364	2,328	6,890
Income taxes	74,184	87,890	121,556

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared the consolidated financial statements in accordance with accounting principles generally accepted in the United States and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan. Foreign subsidiaries maintain their books in conformity with financial accounting standards of the countries of their domicile.

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America.

In the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, but not disclosed under accounting principles generally accepted in the United States of America.

The number of the consolidated subsidiaries and the affiliated companies that were accounted for on the equity basis for the six months ended June 30, 2002 and 2003, and year ended December 31, 2002 are summarized as follows:

	June 30
			Dec. 31
	2002	2003	2002

Consolidated subsidiaries	192	202	195
Affiliated companies that were accounted for on the equity basis	21	20	19

Total	213	222	214

(b)	Description of Business

The Company and subsidiaries (collectively “Canon”) is a high-technology oriented company which operates globally and has numerous core businesses. Originally a 35mm camera maker, Canon is now one of the world’s leading manufacturers in other fields, such as office imaging products and computer peripherals, mainly laser beam and bubble jet printers. Canon’s products also include business information products such as faxes, computers, micrographics and calculators. Canon’s camera business consists mainly of SLR cameras, compact cameras, digital cameras and video camcorders. Optical related products include steppers and aligners used in semiconductor chip production, broadcasting lenses and medical equipment. Canon’s sales in the six months ended June 30, 2003 were distributed as follows: office imaging products — 35%, computer peripherals — 35%, business information products — 4%, cameras — 18%, and optical and other products — 8%.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Sales are made principally under the Canon brand name, almost entirely through sales subsidiaries. These subsidiaries are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Approximately 73% of consolidated net sales in the six months ended June 30, 2003 were generated outside Japan, with 33% in the Americas, 30% in Europe and 10% in other areas.

Canon’s manufacturing operations are conducted primarily at 16 plants in Japan and 14 overseas plants which are located in the United States, Germany, France, Taiwan, China, Malaysia, Thailand, and Vietnam.

Canon sells laser beam printers on an OEM basis to Hewlett-Packard Co.; such sales constituted approximately 21% of consolidated sales for the six months ended June 30, 2003.

(c)	Cash Equivalents

For purposes of the statements of cash flows, Canon considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(d)	Translation of Foreign Currencies

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards No. 52 (“SFAS 52”), “Foreign Currency Translation”. Under SFAS 52, assets and liabilities of the Company’s subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of income and are reported in other comprehensive income (loss). Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses resulting from other foreign currency transactions are included in other income (deductions).

(e)	Marketable Securities and Investments

Canon classifies its debt and equity securities into one of three categories: trading, available-for-sale, or held-to-maturity securities. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which Canon has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

(g)	Impairment of Long-Lived Assets

Canon accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. Canon adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not have a material affect on Canon’s consolidated financial position and results of operations.

In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h)	Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of the assets. The depreciation period ranges from 3 years to 60 years for buildings and 2 years to 20 years for machinery and equipment.

(i)	Goodwill and Other Intangible Assets

Since January 1, 2002, Canon has adopted the Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations”, and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment until its life is determined to no longer be indefinite.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In connection with the transitional goodwill impairment evaluation, SFAS 142 required Canon to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, Canon was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. Canon was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, Canon would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. The second step was required for three reporting units. In this step, Canon compared the implied fair values of the reporting units goodwill with the carrying amounts of the reporting units goodwill, both of which were measured as of the date of adoption. The implied fair values of goodwill were determined by allocating the fair values of the reporting units to all of the assets (recognized and unrecognized) and liabilities of the reporting units in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation was the implied fair values of the reporting units goodwill. Canon recognized impairment losses amounting to ¥503 million in the year ended December 31, 2002 since the carrying amounts of the reporting units goodwill exceeded their implied fair values.

(j)	Income Taxes

Canon accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), “Accounting for Income Taxes”. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)	Product Warranties

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses. Estimates for accrued product warranty cost are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(l)	Employee Retirement and Severance Benefits

The Company and certain of its subsidiaries have various employee retirement and severance defined benefit plans covering substantially all employees who meet eligibility requirements. Canon accounts for these employee retirement and severance benefits in accordance with Statement of Financial Accounting Standards No.87 (“SFAS 87)”, “Employer’s Accounting for Pensions”.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(m)	Revenue Recognition

Canon recognizes revenue when persuasive evidence of an arrangement including title transfer exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is probable. These criteria are met for mass-merchandising products such as printers and cameras at the time when the product is received by the customer based on the free-on-board destination sales terms, and for products with acceptance provisions such as steppers at the time when the product is received by the customer and the specific criteria of the product is demonstrated by Canon with only certain inconsequential or perfunctory work left to be performed by the customer.

(n)	Research and Development and Advertising

The costs of research and development and advertising are expensed as incurred.

(o)	Shipping and Handling Costs

Shipping and handling costs totaled ¥17,318, ¥20,467 and ¥39,170 million, for the six months ended June 30, 2002 and 2003, and year ended December 31, 2002, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

(p)	Derivative Financial Instruments

Canon accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and No. 138 (“SFAS 138”), “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, Canon designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), or a hedge of a net investment in a foreign operation. Canon formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions. Canon also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Canon discontinues hedge accounting prospectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss).

Canon discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the consolidated balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, Canon continues to carry the derivative on the consolidated balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, Canon continues to carry the derivative at its fair value on the consolidated balance sheet, and recognizes any changes in its fair value in earnings.

Canon also uses certain derivative financial instruments which do not meet the hedging criteria of SFAS 133 and 138. Canon records these derivative financial instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(q)	Issuance of Stock by Subsidiaries

The change in the Company’s proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(r)	Earnings per Share

Basic earnings per share have been computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at beginning of the year or at time of issuance (if later), and that all dilutive warrants were exercised (less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company’s common shares).

(s)	Use of Estimates

The preparation of the consolidated financial statements requires management of Canon to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include valuation allowances for receivables, inventories and deferred tax assets; impairment of long-lived assets; environmental liabilities; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(t)	New Accounting Standards

In January 2003, the Emerging Issues Task Force also reached a final consensus on Issue 03-2 (“EITF 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund plan (“EPF”) which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. On March 1, 2003, the applications, which were submitted by the Company and Canon Sales, Inc., the domestic consolidated subsidiary, for approval on February 14, 2003, were approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion. Management plans to submit another application for separation of the remaining substitutional portion (that is, the benefit obligation related to past services). The effect on Canon’s consolidated financial statements of the transfer has not yet been determined.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(2)	Marketable Securities and Investments

Marketable securities and investments include available-for-sale securities. The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for such securities by major security type at June 30, 2002 and 2003, and December 31, 2003 were as follows:

	Millions of yen

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

June 30, 2002:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	56	—	—	56
Corporate debt securities	5,690	44	—	5,734
Bank debt securities	91	—	—	91
Fund trusts	214	88	—	302
Equity securities	1,155	—	80	1,075

	7,206	132	80	7,258
Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	208	—	—	208
Corporate debt securities	5,579	132	8	5,703
Bank debt securities	150	—	—	150
Fund trusts	2,389	157	4	2,542
Equity securities	6,147	3,913	677	9,383

	14,473	4,202	689	17,986

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

	Millions of yen

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

June 30, 2003:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	65	—	2	63
Corporate debt securities	57	41	—	98
Bank debt securities	91	—	—	91
Fund trusts	5	5	—	10
Equity securities	1,098	54	—	1,152

	1,316	100	2	1,414
Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	241	8	—	249
Corporate debt securities	5,150	60	—	5,210
Bank debt securities	—	—	—	—
Fund trusts	2,087	230	—	2,317
Equity securities	4,674	3,839	326	8,187

	12,152	4,137	326	15,963

	Millions of yen

		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

December 31, 2002:
Current:
Available-for-sale:
Japanese and foreign governmental bond securities	59	2	—	61
Corporate debt securities	5,698	44	14	5,728
Bank debt securities	91	—	—	91
Fund trusts	220	90	—	310
Equity securities	1,194	—	129	1,065

	7,262	136	143	7,255
Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	220	7	—	227
Corporate debt securities	5,149	67	43	5,173
Bank debt securities	150	—	—	150
Fund trusts	2,302	—	193	2,109
Equity securities	5,263	2,628	880	7,011

	13,084	2,702	1,116	14,670

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Net unrealized gains on available-for-sale securities, net of related taxes and minority interests, decreased by ¥557 million, increased by ¥1,222 million, and decreased by ¥1,732 million, in the six months ended June 30, 2002 and 2003, and year ended December 31, 2002, respectively.

Proceeds from sale of available-for-sale securities were ¥959 million, ¥6,655 million and ¥1,099 million in the six months ended June 30, 2002 and 2003, and year ended December 31, 2002, respectively.

(3)	Pledged Assets and Secured Loans

Property, plant and equipment and marketable securities with a book value at June 30, 2002 and 2003, and December 31, 2002 of ¥11,964 million, ¥13,746 million and ¥9,416 million were mortgaged to secure short-term loans and long-term debt.

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank. Long-term agreements with lenders other than banks also generally provide that Canon must give additional security upon request of the lender.

(4)	Other Comprehensive Income (Loss)

Change in accumulated other comprehensive income (loss) is as follows:

	Millions of yen

	June 30
			Dec. 31
	2002	2003	2002

Foreign currency translation adjustments:
Balance at beginning of year	(52,660)	(68,524)	(52,660)
Adjustments for the period	(23,346)	23,950	(15,864)

Balance at end of period	(76,006)	(44,574)	(68,524)

Net unrealized gains and losses on securities:
Balance at beginning of year	564	(1,168)	564
Adjustments for the period	(557)	1,222	(1,732)

Balance at end of period	7	54	(1,168)

Net gains and losses on derivative instruments:
Balance at beginning of year	(2,423)	(334)	(2,423)
Adjustments for the period	3,743	(1,743)	2,089

Balance at end of period	1,320	(2,077)	(334)

Minimum pension liability adjustments:
Balance at beginning of year	(80,649)	(96,441)	(80,649)
Adjustments for the period	325	16,394	(15,792)

Balance at end of period	(80,324)	(80,047)	(96,441)

Total accumulated other comprehensive income (loss):
Balance at beginning of year	(135,168)	(166,467)	(135,168)
Adjustments for the period	(19,835)	39,823	(31,299)

Balance at end of period	(155,003)	(126,644)	(166,467)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(5)	Earnings per Share

A reconciliation of the numerators and denominators of basic and diluted earnings per share for Net income computations is as follows:

	Millions of yen

	Six months ended		Year ended
	June 30		December 31

	2002	2003	2002

Net income	73,205	127,767	190,737
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	18	—	26
1-2/10% Japanese yen convertible debentures, due 2005	24	21	48
1-3/10% Japanese yen convertible debentures, due 2008	45	43	91

Diluted net income	73,292	127,831	190,902

	Shares

	Six months ended		Year ended
	June 30		December 31

	2002	2003	2002

Average common shares outstanding	876,589,132	877,851,280	876,716,443
Effect of dilutive securities:
1% Japanese yen convertible debentures, due 2002	2,177,975	—	1,952,315
1-2/10% Japanese yen convertible debentures, due 2005	3,448,706	3,358,431	3,446,071
1-3/10% Japanese yen convertible debentures, due 2008	6,634,888	6,556,350	6,624,428

Diluted average common shares outstanding	888,850,701	887,766,061	888,739,257

	Yen

	Six months ended		Year ended
	June 30		December 31

	2002	2003	2002

Earnings per share:
Basic	83.51	145.55	217.56
Diluted	82.46	143.99	214.80
Net assets per share	1,710.86	1,986.32	1,813.65

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(6)	Derivatives and Hedging Activities

Risk management policy
Canon operates internationally which exposes Canon to the risk of changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swaps utilized by the Company and certain of its subsidiaries to reduce these risks. Canon assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Foreign currency exchange rate risk management
The major manufacturing bases of Canon are located in Japan and Asia. The sales generated from overseas are mainly denominated in U.S. dollar or Euro. Therefore, Canon’s international operations expose Canon to the risk of changes in foreign currency. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollar and Euro into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales which are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Interest rate risk management
Canon’s exposure to the market risk of changes in interest rates relates primarily to its debt obligations. The fixed-rate debt obligations expose Canon to variability in their fair values due to change in interest rates. To manage the variability in the fair values caused by interest rate changes, Canon enters into interest rate swaps, when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and its hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Fair value hedge
Derivative financial instruments designated as fair value hedges principally relate to interest rate swaps associated with fixed rate debt obligations. Changes in fair values of the hedged debt obligations and derivative instruments designated as fair value hedges of these debt obligations are recognized in other income (deductions).

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Cash flow hedge
Changes in the fair value of foreign exchange contracts designated and qualifying as cash flow hedges of forecasted intercompany sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. All the accumulated other comprehensive income (loss) at end of period are substantially expected to be recognized in earnings over the next twelve months. Canon excludes the time value component of the hedging instruments from the assessment of hedge effectiveness.

Contract amounts of foreign exchange contracts and interest rate swaps at June 30, 2002 and 2003, and December 31, 2002 are set forth below:

	Millions of yen

	June 30
			Dec. 31
	2002	2003	2002

Trade receivables and anticipated sales transactions:
To sell foreign currencies	338,732	437,870	422,796
To buy foreign currencies	14,267	7,525	6,652
Long-term debt (including due within a year):
Interest rate swap:
Receive-fixed	21,364	—	180
Pay-fixed	58,708	73,958	57,270

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(7)	Commitments and Contingent Liabilities

Canon provides guarantees to third parties of bank loans of its employees, affiliated and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for the affiliated and other companies are made to ensure that those companies operate with less risk of finance. For each guarantee provided, Canon would have to perform under the guarantee, if they default on a payment within the contract periods of 1 year to 30 years for the employees with housing loans and of 1 year to 15 years for the affiliated and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is ¥49,602 million and ¥49,919 million, at June 30, 2003 and December 31, 2002, respectively. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2003 and December 31, 2002 were insignificant. Certain of those guarantees secured by guarantees issued to Canon by other parties amounted to ¥992 million and ¥1,094 million, at June 30, 2003 and December 31, 2002, respectively.

Canon Inc. and its consolidated subsidiaries provide guarantees to third parties of certain obligations of their consolidated subsidiaries. At June 30, 2003, and December 31, 2002, these guarantees amounted to ¥58,870 million and ¥23,634 million, respectively. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above figure.

Canon is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

At June 30, 2002 and 2003, and December 31, 2002, commitments outstanding for the purchase of property, plant and equipment and deposits made under operating lease arrangements are summarized as follows:

	Millions of yen

	June 30
			December 31
	2002	2003	2002

Commitments outstanding for the purchase of property, plant and equipment	34,879	27,357	29,539
Deposits made under operating lease arrangements	18,111	15,496	18,133

Future minimum lease payments required under noncancellable operating leases that have initial or remaining lease terms in excess of one year as of June 30, 2002 and 2003 and December 31, 2002, are as follows:

	Millions of yen

	June 30
			December 31
	2002	2003	2002

Due within one year	13,414	9,333	10,490
Due after one year	30,842	24,742	28,161

Total	44,256	34,075	38,651

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(8)	Disclosures about the Fair Value of Financial Instruments

Cash and cash equivalents, Trade receivables, Short-term loans, Trade payables, Accrued expenses The carrying amount approximates fair value because of the short maturity of these instruments.

Marketable securities and Investments The fair values of Canon’s marketable securities and investments are based on quoted market prices.

Noncurrent receivables
The fair values of Canon’s noncurrent receivables are based on the present value of future cash flows through estimated maturity, discounted using estimated market discount rates. Their carrying amounts at June 30, 2002 and 2003, and December 31, 2002 totaled ¥20,392 million, ¥17,089 million and ¥20,568 million, respectively, which approximate fair values because of their short duration.

Long-term debt
The fair values of Canon’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments
The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest rate swaps, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The estimated fair values of Canon’s financial instruments at June 30, 2002 and 2003, and December 31, 2002 are summarized as follows:

	Millions of yen

	Carrying	Estimated
	Amount	Fair Value

June 30, 2002
Nonderivatives:
Assets:
Marketable securities and Investments	44,849	44,849
Liabilities:
Long-term debt, including current instalments	(138,359)	(177,681)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	1,657	1,657
Liabilities	(452)	(452)
Trade receivables:
Assets	7,749	7,749
Liabilities	(1,811)	(1,811)
Long-term debt, including current instalments:
Interest rate swaps:
Assets	287	287
Liabilities	(1,022)	(1,022)

	Millions of yen

	Carrying	Estimated
	Amount	Fair Value

June 30, 2003
Nonderivatives:
Assets:
Marketable securities and Investments	40,956	40,956
Liabilities:
Long-term debt, including current instalments	(113,305)	(153,733)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	211	211
Liabilities	(1,097)	(1,097)
Trade receivables:
Assets	1,156	1,156
Liabilities	(4,881)	(4,881)
Long-term debt, including current instalments:
Interest rate swaps:
Assets	—	—
Liabilities	(1,270)	(1,270)

	Millions of yen

	Carrying	Estimated
	Amount	Fair Value

December 31, 2002
Nonderivatives:
Assets:
Marketable securities and Investments	41,285	41,285
Liabilities:
Long-term debt, including current instalments	(100,355)	(132,574)
Derivatives relating to:
Forecasted intercompany sales transactions:
Assets	808	808
Liabilities	(622)	(622)
Trade receivables:
Assets	3,851	3,851
Liabilities	(2,938)	(2,938)
Long-term debt, including current instalments:
Interest rate swaps:
Assets	1	1
Liabilities	(1,149)	(1,149)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(9)	Supplementary Expense Information

	Millions of yen

	Six months ended
	June 30		Year ended
			December 31
	2002	2003	2002

Research and development	110,575	125,732	233,669
Depreciation of property, plant and equipment	69,313	78,093	158,469
Rent	24,012	21,374	44,195
Advertising	33,043	44,273	71,725
Exchange losses	18,173	2,766	23,468

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

(10)	Segment Information

Segment Information by Product					(Millions of Yen)

			Optical	Corporate
	Business		and other	and
Six months ended June 30, 2002:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	1,071,683	211,392	101,408	—	1,384,483
Intersegment	—	—	63,259	(63,259)	—

Total	1,071,683	211,392	164,667	(63,259)	1,384,483

Operating cost and expenses	893,832	183,337	173,158	(5,872)	1,244,455

Operating profit	177,851	28,055	(8,491)	(57,387)	140,028

			Optical	Corporate
	Business		and other	and
Six months ended June 30, 2003:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	1,127,958	283,801	123,829	—	1,535,588
Intersegment	—	—	74,037	(74,037)	—

Total	1,127,958	283,801	197,866	(74,037)	1,535,588

Operating cost and expenses	890,537	234,007	199,019	(3,949)	1,319,614

Operating profit	237,421	49,794	(1,153)	(70,088)	215,974

			Optical	Corporate
	Business		and other	and
Year ended December 31, 2002:	machines	Cameras	products	Eliminations	Consolidated

Net sales:
Unaffiliated customers	2,226,195	485,778	228,155	—	2,940,128
Intersegment	—	—	139,608	(139,608)	—

Total	2,226,195	485,778	367,763	(139,608)	2,940,128

Operating cost and expenses	1,815,179	415,488	379,415	(16,313)	2,593,769

Operating profit	411,016	70,290	(11,652)	(123,295)	346,359

Notes:
1.	The primary products included in each of the product segments are as follows:
Business machines: Copying machines / Laser beam printer / Inkjet printer / Personal computer / Facsimile machines / etc.
Cameras: SLR cameras / Compact cameras / Digital cameras / Video camcorders / etc.
	Optical and other products:	Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment /Medical equipment / etc.
2.	General corporate expenses of ¥57,366 million, ¥70,108 million and ¥123,193 million in the six months ended June 30, 2002 and 2003, and year ended December 31, 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information by Geographic Area						(Millions of Yen)

					Corporate
					and
Six months ended June 30, 2002:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	383,068	461,538	403,829	136,048	—	1,384,483
Intersegment	666,437	6,127	2,464	193,561	(868,589)	—

Total	1,049,505	467,665	406,293	329,609	(868,589)	1,384,483

Operating cost and expenses	880,659	447,457	399,036	322,431	(805,128)	1,244,455

Operating profit	168,846	20,208	7,257	7,178	(63,461)	140,028

					Corporate
					and
Six months ended June 30, 2003:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	413,551	511,603	463,973	146,461	—	1,535,588
Intersegment	779,689	4,210	1,497	221,145	(1,006,541)	—

Total	1,193,240	515,813	465,470	367,606	(1,006,541)	1,535,588

Operating cost and expenses	951,009	485,557	451,126	358,877	(926,955)	1,319,614

Operating profit	242,231	30,256	14,344	8,729	(79,586)	215,974

					Corporate
					and
Year ended December 31, 2002:	Japan	Americas	Europe	Others	Eliminations	Consolidated

Net sales:
Unaffiliated customers	789,066	1,007,572	852,931	290,559	—	2,940,128
Intersegment	1,475,091	9,791	4,639	426,914	(1,916,435)	—

Total	2,264,157	1,017,363	857,570	717,473	(1,916,435)	2,940,128

Operating cost and expenses	1,867,817	969,542	836,341	699,420	(1,779,351)	2,593,769

Operating profit	396,340	47,821	21,229	18,053	(137,804)	346,359

Notes:
1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.
2.	General corporate expenses of ¥57,366 million, ¥70,108 million and ¥123,193 million and in the six months ended June 30, 2002 and 2003, and year ended December 31, 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Segment Information — Sales by Region

	Millions of Yen

	Six months ended June 30				Year ended Dec. 31
	2002		2003		2002
	Sales	Component	Sales	Component	Sales	Component

Japan	361,138	26.1	383,919	25.0	732,551	24.9
Americas	462,772	33.4	511,088	33.3	1,010,166	34.4
Europe	406,617	29.4	464,519	30.2	857,167	29.1
Other areas	153,956	11.1	176,062	11.5	340,244	11.6
Total	1,384,483	100.0	1,535,588	100.0	2,940,128	100.0

Note: This summary of net sales by region of destination is determined by the location of the customer.